[redacted]

08025327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Van Kampen Funds Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Paik (917) 790-5657
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

SEC
Mail Processing
Section
JAN 29 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Van Kampen Funds Inc., as of November 30, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 25th day of January, 2008.

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

VAN KAMPEN FUNDS INC.

(SEC I.D. No. 8-19412)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Van Kampen Funds Inc.:

We have audited the accompanying statement of financial condition of Van Kampen Funds Inc., (the "Company") as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Van Kampen Funds Inc. as of November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2008

VAN KAMPEN FUNDS INC.
Statement of Financial Condition
November 30, 2007
(dollars in thousands, except share data)

Assets	
Cash and cash equivalents	$ 177,856
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements	8,572
Financial instruments owned	10,236
Receivables:	
Brokers/Dealers	62,333
Customers	22,292
Funds	15,497
Trustee	9,223
Other	5,511
Goodwill	17,768
Other assets	488
Total assets	$ 329,776
Liabilities and Stockholder's Equity	
Liabilities:	
Financial instruments sold, not yet purchased	$ 1,545
Payables:	
Brokers/Dealers	67,923
Customers	60,750
Affiliate	18,932
Parent	8,483
Trustee	7
Accrued compensation	23,116
Other liabilities and accrued expenses	7,092
Total liabilities	187,848
Stockholder's equity:	
Common stock, $100 par value, 2,500 shares authorized, issued and outstanding	250
Additional paid-in capital	132,365
Retained earnings	9,313
Total stockholder's equity	141,928
Total liabilities and stockholder's equity	$ 329,776

See Notes to Statement of Financial Condition.

VAN KAMPEN FUNDS INC.
Notes to Statement of Financial Condition
November 30, 2007
(dollars in thousands)

Note 1 – Introduction and Basis of Presentation

Van Kampen Funds Inc. (the "Company") is a Delaware corporation and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a sponsor of Unit Investment Trusts ("UITs") and distributor of the Van Kampen open and closed end funds (collectively, the "Funds"). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the "Parent"), which is a wholly owned indirect subsidiary of Morgan Stanley. The Company's products are sold by unaffiliated distributors and by subsidiaries of Morgan Stanley.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are primarily invested in a money market fund.

Cash and Securities Deposited with Clearing Organizations or Segregated under Federal and Other Regulations or Requirements

Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements includes a certificate of deposit of $1,000 which is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. It also consists of cash held at a broker-dealer to meet margin requirements and deposits, which represent the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation.

Fair Value of Financial Instruments

Fair values of financial instruments owned are based on quoted market prices or amounts that approximate quoted market prices for securities of comparable quality, maturity and interest rate. For other financial instruments including cash, cash equivalents, receivables, payables and accrued expenses, the amounts approximate fair value due to the liquidity and short term nature of these instruments.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned consisting of municipal securities, mutual funds, derivative contracts and UIT inventory, are recorded at fair value, as described above, in the Statement of Financial Condition. Securities transactions are recorded on trade date.

The Company may use U.S. Treasuries and index futures, which are types of derivative financial instruments,

to economically hedge against market value changes in its trading inventory. Open futures contracts are marked to market daily. The notional amount of open futures contracts at November 30, 2007 is $4,913. The net unrealized depreciation for open futures contracts at November 30, 2007 is $16.

The Company is a party to a swap agreement with certain affiliates to economically hedge against the costs the Company incurs in connection with certain deferred compensation plans in which the Company participates. Under the agreement, the counterparties are contractually obligated to make payments for the performance of certain investment funds to the Company, based on the Company's employees participation and investment elections in such deferred compensation plans. The net unrealized appreciation for this swap agreement at November 30, 2007 is $109.

Financial instruments sold, not yet purchased, consisting of exchange traded funds, are recorded at fair value in the Statement of Financial Condition.

Receivables

Receivables from customers and broker/dealers represent amounts due from customers and broker/dealers as a result of securities transactions, which are recorded on trade date.

Receivables from Funds represent shareholder service fees receivables which are based on percentage of the monthly average daily net asset values of certain classes of shares of the Funds, net of waivers.

Payables

Payables to customers and brokers/dealers represent amounts due to customers and brokers/dealers as a result of securities transactions, which are recorded on trade date. Additionally, payables to brokers/dealers also include amounts primarily related to fee sharing arrangements and shareholder servicing fees.

Payable to trustee represents the Company's open contractual commitments to deliver securities to the UITs that it sponsors, which are backed by letters of credit collateralized by cash and securities. The payable to trustee is recorded on a trade date basis.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax basis of assets and liabilities, using enacted tax rates and laws that will be in effect when such differences are expected to reverse.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on December 1, 2007 did not have a material impact on the Company's financial statements.

Note 3 – Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned consisted of the following as of November 30, 2007:

UIT inventory	$	6,463
Municipal securities		3,569
Mutual funds		111
Derivative contracts		93
Total	$	10,236

Financial instruments sold, not yet purchased consisted of exchange traded funds of $1,545 as of November 30, 2007.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all deferred tax assets and liabilities are offset with current taxes payable and other intercompany balances in the payable to Parent in the Statement of Financial Condition.

Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are primarily attributable to deferred compensation and incentive compensation bonus. Deferred tax liabilities are primarily attributable to goodwill amortization.

Note 5 – Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At November 30, 2007, the Company had net capital of $89,607 which was $89,357 in excess of its required minimum net capital.

Note 6 – Related Party Transactions

Transactions with the Parent primarily include reimbursement of expenses, sales of the deferred commission assets and deferred sales charge receivables related to UIT and all tax transactions. As a result of its transactions with the Parent, the Company has an intercompany payable to the Parent at November 30, 2007.

Fund Distribution Costs

Sales commissions paid by the Company in conjunction with the sale of its open end products are recorded as deferred commission assets. The Company sells the deferred commission assets to its Parent at cost. As

a result, the Parent is entitled to the 12b-1 distribution fees and any contingent deferred sales charge received by the Company. Sales commissions paid by the Company in conjunction with the sale of certain of its closed end products are fully reimbursed by an affiliate. As a result, the affiliate is entitled to any contingent deferred sales charge received by the Company.

The Company pays shareholder servicing fees and distribution fees on Class C assets aged over a year to an affiliate.

The sale of Company sponsored UITs that offer a deferred sales charge to the purchaser of those products result in deferred sales charge receivables which are due to the Company from the UIT. The Company sells the deferred sales charge receivables related to the distribution of UITs to its Parent at cost.

The Company compensates an affiliate in connection with volume concessions based on the sale of UITs and second year deferred sales charge based on units outstanding.

The Company compensates an affiliate in connection with the sale, distribution, retention, and/or servicing of Fund shares.

Dividend to the Parent

During the year, the Company declared and paid a dividend of $180,000 to the Parent.

Note 7 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by Morgan Stanley. The following summarizes these plans:

Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of Morgan Stanley's equity-based stock compensation plans. Morgan Stanley early adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R") using the modified prospective approach as of December 1, 2004. SFAS No. 123R revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods.

SFAS No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. Morgan Stanley determines fair value of restricted stock units based on the number of units granted and the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life. Compensation expense for all stock-based payment awards is recognized using the graded vesting attribution method. The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase shares of Morgan Stanley common stock at a 15% discount from market value. Morgan Stanley expenses the 15% discount associated with the ESPP, and allocates a portion to the Company.

For stock-based awards issued prior to the adoption of SFAS No. 123R, Morgan Stanley's accounting policy for awards granted to retirement-eligible employees was to recognize compensation cost over the service period

specified in the award terms. Morgan Stanley accelerates any unrecognized compensation cost for such awards if and when a retirement-eligible employee leaves Morgan Stanley. For stock-based awards made to retirement-eligible employees during fiscal 2005, Morgan Stanley recognized compensation expense for such awards on the date of grant.

For fiscal 2005 year-end stock-based compensation awards that were granted to retirement-eligible employees in December 2005, Morgan Stanley recognized the compensation cost for such awards at the date of grant instead of over the service period specified in the award terms.

Additionally, based on interpretive guidance related to SFAS No. 123R in the first quarter of fiscal 2006, Morgan Stanley changed its accounting policy for expensing the cost of anticipated year-end equity awards that are granted to retirement-eligible employees in the first quarter of the following fiscal year. Effective December 1, 2005, Morgan Stanley accrues the estimated cost of these awards over the course of the current fiscal year. As such, Morgan Stanley accrued the estimated cost of fiscal 2007 year-end awards granted to retirement-eligible employees over the 2007 fiscal year rather than expensing the awards on the date of grant (which occurred in December 2007). Morgan Stanley believes that this method of recognition for retirement-eligible employees is preferable because it better reflects the period over which the compensation is earned.

Equity-based compensation costs are charged to the Company by Morgan Stanley based upon the awards granted to employees in the Company participating in the programs.

Employee Benefit Plans

Substantially all employees hired before July 1, 2007 are covered by a non-contributory defined benefit plan and other postretirement benefits plans sponsored by Morgan Stanley. Morgan Stanley's U.S defined benefit pension plan was closed to new participants effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to the U.S, will receive a retirement contribution into their 401(k) plan. The amount of the retirement contribution is included in Morgan Stanley's 401(k) cost and will be equal to a percentage of eligible pay based on years of service as of December 31. Pension benefits are based on each employee's years of credited service and compensation levels specified in the plan. Certain employees are covered by postretirement plans sponsored by Morgan Stanley that provide medical and life insurance for eligible retirees and dependents. Employees of the Company are eligible to participate in a 401(k) plan sponsored by Morgan Stanley upon meeting certain eligibility requirements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). In 2007, Morgan Stanley adopted the funded status requirement of SFAS No. 158. Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit and postretirement plans as an asset or liability in the financial statements and requires the measurement of defined benefit and postretirement plan assets and obligations as of the end of the employer's fiscal year. SFAS No. 158's requirement to use the fiscal year-end date as the measurement date is effective for fiscal year ending November 30, 2009. Morgan Stanley currently uses a measurement date of September 30 to calculate obligations under its pension and postretirement plans and will early adopt a fiscal year-end measurement date for the fiscal year ending November 30, 2008 using the alternative method. Morgan Stanley will use measurements determined for the 2007 year-end reporting in lieu of remeasuring plan assets and benefit obligations as of the beginning of the 2008 fiscal year. Fourteen months instead of twelve months of expense is calculated and an adjustment is made to beginning retained earnings covering the period October 1, 2007 through November 30, 2007.

The impact of the adoption of SFAS No. 158 funded status had no material effect as the plan sponsor, Morgan Stanley, absorbed the entire adjustment to its accumulated other comprehensive income. The effect of the measurement date change is expected to be immaterial.

Note 8 – Goodwill

The Company completed its annual goodwill impairment testing, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" as of December 1, 2006. During the quarter ended August 31, 2007, the Company changed the date of its annual goodwill impairment testing to June 1 in order to move the impairment testing outside of the Company's normal year-end reporting process to a date when resources are less constrained. The Company believes that the resulting change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. Goodwill impairment test performed as of June 1, 2007 concluded that no impairment charges were required. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and does not result in adjustments to the Company's financial statements when applied retrospectively.

Note 9 – Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At November 30, 2007, there was approximately $7 of outstanding net purchase commitments.

The Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. The bank is committed to provide up to $50,000. At November 30, 2007, approximately $7 was outstanding under these agreements with expiration dates ranging from July 10, 2008 through November 27, 2008. The Company is charged an annual interest rate of 0.125% on amounts outstanding. These credit agreements are collateralized by cash and securities but do not contain restrictive covenants.

Note 10 – Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Note 11 – Fair Value Measurement – Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective December 1, 2006. See "Accounting Developments" herein for additional information regarding the Company's adoption of SFAS No. 157. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would

use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Assets and liabilities utilizing Level 1 inputs include exchange-traded equity securities and listed derivatives that are actively traded, most U.S. Government and agency securities and certain other sovereign government obligations.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Assets and liabilities utilizing Level 2 inputs include exchange-traded equity securities and listed derivatives that are not actively traded, most over-the-counter derivatives, restricted stock, corporate and municipal bonds, certain corporate loans, certain high-yield debt, certain residential and commercial mortgage loans, certain mortgage-backed securities, asset-backed securities and collateralized debt obligation securities and structured notes.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Asset and liabilities utilizing Level 3 inputs include certain corporate loans, certain commercial whole loans, certain mortgage loans, certain high-yield debt, distressed debt (i.e., securities of issuers encountering financial difficulties including bankruptcy or insolvency), certain mortgage-backed, asset-backed and collateralized debt obligation securities.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2007.

Assets and Liabilities measured at Fair Value on Recurring Basis as of November 30, 2007

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of November 30, 2007
Assets				
Financial instruments owned:				
UIT inventory	$ -	$ 6,463	$ -	$ 6,463
Municipal securities	-	3,569	-	3,569
Mutual funds	111	-	-	111
Derivatives contracts	-	93	-	93
Total Financial Instrument Owned	$ 111	$ 10,125	$ -	$ 10,236
Liabilities				
Financial instruments sold, not yet purchased	$ 1,545	$ -	$ -	$ 1,545

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2008

Van Kampen Funds Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the statement of financial condition of Van Kampen Funds, Inc. (the "Company") as of and for the year ended November 30, 2007 (on which we issued our report dated January 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END